UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G93629106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

———————

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93629106

1.	NAMES OF REPORTING PERSONS. SYZXC Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,941,084 shares (represented by 15,560,358 Class B ordinary shares and 380,726 Class A ordinary shares in the form of American depositary shares).
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER REPORTING 15,941,084 shares (represented by 15,560,358 Class B ordinary shares and 380,726 Class A ordinary shares in the form of American depositary shares).
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,941,084[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%[2]
12.	TYPE OF REPORTING PERSON OO

[1]

Consists of 15,560,358 Class B ordinary shares and 380,726 Class A ordinary shares of the Company directly held by Elegant Motion Holdings Limited, which is ultimately wholly owned by the SYZXC Trust. The Company’s authorized share capital is classified into Class A ordinary shares and Class B ordinary shares. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and Class A ordinary shares are not convertible into Class B ordinary shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights as noted above.

[2]	Assumes conversion of all such reporting person’s beneficial ownership of Class B ordinary shares into Class A ordinary shares.

ITEM 1(a).	Name of Issuer:

Vipshop Holdings Limited, a Cayman Islands company (the “Company”)

ITEM 1(b).	Address of Issuer’s Principal Executive Offices:

Vipshop Headquarters, 128 Dingxin Road,

Haizhu District, Guangzhou 510220

The People’s Republic of China

ITEM 2(a).	Name of Person Filing:

SYZXC Trust

ITEM 2(b).	Address of Principal Business Office or, if none, Residence:

1 IFC, IFC Jersey, St Helier, Jersey, JE2 3BX

ITEM 2(c).	Citizenship:

Jersey, Channel Islands

ITEM 2(d).	Title of Class of Securities.

Class A Ordinary Shares, par value $0.0001 per share.

ITEM 2(e).	CUSIP Number.

G93629106

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

ITEM 4.	Ownership.

All Class B ordinary shares (which are convertible into Class A ordinary shares) held by the reporting person were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting person. The percentages used herein are calculated based upon 135,793,253 ordinary shares (consisting of 120,232,895 Class A ordinary shares and 15,560,358 Class B ordinary shares), par value $0.0001 per share, of the Company issued and outstanding as of December 31, 2021. For the remainder of the information required by this Item 4, see Rows 5-9 inclusive and Row 11 of the cover page for the reporting person which rows will be filed as a result of this cross reference; however, no other portion of the cover page will be deemed filed as a result of this cross reference.

Elegant Motion Holdings Limited, a British Virgin Islands company, is the record owner of 15,560,358 Class B ordinary shares and 380,726 Class A ordinary shares in the form of ADS shares. Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang each have the power to direct the trustee with respect to the retention or disposal of the 15,941,084 shares (consisting of 15,560,358 Class B ordinary shares and 380,726 Class A ordinary shares (the “Shares”) in the Company and the exercise of any voting and other rights attached to the Shares. However, other than the trustee no other person has the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

SYZXC TRUST
By: UBS TC (Jersey) Ltd as Trustee

By:	/s/ Lyndsey McGillivray
Name: Lyndsey McGillivray
Title: Authorised Signatory

By:	/s/ Adrian Smith
Name: Adrian Smith
Title: Authorised Signatory